Exhibit 2

August 2, 2023

Board of Directors
AmeriServ Financial, Inc.
216 Franklin Street
Johnstown, PA 15901

Via email to jstopko@ameriserv.com

Ladies and Gentlemen,

Driver Opportunity Partners I LP (together with its managing member, Driver Management Company, “Driver”) is the record owner of 1,000 shares (the “Record Shares”) of the common stock (the “Common Stock”) of AmeriServ Financial Inc. (“AmeriServ” or the “Company”). Driver has been the holder of record of the Record Shares since August 30, 2022. In addition to the Record Shares, Driver is the beneficial owner of approximately 270,000 shares of Common Stock.

Driver is hereby demands that the board of directors (the “Board”) immediately bring an action on behalf of the Company against J. Michael Adams, Kim Kunkle, Richard Bloomington, Amy Bradley, David Hickton, Margaret O’Malley, Daniel Onorato, Mark Pasquerilla, Jeffery Stopko, Sara Sargent and Allan Dennison (Mr. Dennison, Ms. Sargent, Mr. Adams, Mr. Kunkle, Ms. Bradley, Ms. O’Malley, Mr. Onorato, Mr. Pasquerilla and Mr. Stopko are referred to as the “Incumbent Board” and Mr. Bloomington, Mr. Hickton, Mr. Kunkle, Ms. Bradley, Ms. O’Malley, Mr. Onorato, Mr. Pasquerilla and Mr. Stopko are referred to as the “Current Board”; together with the Incumbent Board, they are referred to as the “Current and Former Directors” or the “Culpable Parties”) for breach of their fiduciary duty in violation of 15 Pa. C.S. § 1712.

Overview

As measured by return on assets (“ROA”), a standard metric of a bank’s profitability, AmeriServ has underperformed peers for decades, routinely generating a fraction of the ROA generated by peer institutions, as illustrated by the below chart comparing AmeriServ to the S&P U.S. Small Cap Banks Index (the “Small Cap Banks Index”):1

1 All data per S&P Capital IQ.

Soundview Plaza
1266 East Main Street, Suite 700R
Stamford, CT 06902

Despite AmeriServ’s failure to generate anywhere close to peer levels of profitability, the Current and Former Directors spent $1.7 million during the first half of 2023 in an attempt to deprive AmeriServ’s shareholders of the right to vote for candidates for election to director nominated by Driver.2The Current and Former Directors reckless and faithless actions in seeking to entrench themselves resulted in AmeriServ reporting a loss of $0.01 per diluted share of Common Stock for the quarter ended June 30, 2023.

While, as a general matter, the business and affairs of a Pennsylvania corporation are managed by or under the authority of its board of directors, a corporation has no particular interest in who specifically serves as director. Under Pennsylvania law, the election of directors is a right reserved exclusively to shareholders. However, when confronted with a dissident shareholder (Driver), unsatisfied with a status quo that had produced little to nothing in terms of shareholder value, the Incumbent Board began to expend corporate resources in an attempt to prevent AmeriServ shareholders from being able to vote for candidates for election to director nominated by Driver.

The Incumbent Board’s actions to stymie Driver’s proxy contest were not in the best interests of AmeriServ. Indeed, the only interests served by the Incumbent Board’s actions were their own—specifically, their interests in entrenching themselves and ensuring that, at AmeriServ’s 2023 annual meeting of shareholders (the “2023 Annual Meeting”), the only candidates for election to director who AmeriServ shareholders could vote for would be those selected by the Incumbent Board. The pretext for rejecting Driver’s candidates was that Driver’s notice of nomination failed to comply with AmeriServ’s “advance notice” bylaw. However, despite causing AmeriServ to spend $1.7 million during the first half of 2023, the Incumbent Board has not demonstrated—and cannot demonstrate—any of the following:

•	How preventing AmeriServ’s shareholders from voting for Drivers’ nominees at the 2023 Annual Meeting was in AmeriServ’s best interests;
•	How AmeriServ would have been injured if the Incumbent Board had accepted Driver’s notice of nomination despite any alleged deficiencies, or worked with Driver to remedy any alleged deficiencies prior to the 2023 Annual Meeting;
•	How AmeriServ would have been injured if the Incumbent Board “approved” J. Abbott R. Cooper for service on the Board of Directors as contemplated by AmeriServ’s “interlocks” bylaw;[3]
•	How denying that the adoption of the interlocks bylaw required, under the terms of AmeriServ’s bylaws, approval by AmeriServ shareholders is in AmeriServ’s best interests; and
•	How AmeriServ would have been injured by allowing Mr. Brandon Simmons to sit for election to the Board of Directors, as AmeriServ has never raised a specific disclosure issue with respect to Mr. Simmons or his candidacy;
•	How engaging in costly and protracted litigation, whose sole purpose was to prevent AmeriServ’s shareholders from voting for Driver’s nominees at the 2023 Annual Meeting (thus ensuring that the Incumbent Board’s nominees were elected), is in AmeriServ’s best interests.

It is a matter of settled corporate law that, with respect to the management of a corporation, directors are the agents of the corporation’s owners, its shareholders. The right to choose its agents is the right of the principal, not the agent. Any attempts by any agent to usurp that right do not constitute the exercise of “business judgement,” since the basis for the business judgement rule is that, once shareholders have selected directors, those directors are permitted to exercise their good faith business judgement in how the corporation is to be managed. The business judgement rule gives directors considerable leeway in its management of the corporation but it does not allow directors to substitute their judgement for that of shareholders when it comes to electing board members.

Currently, Driver and AmeriServ are litigants in three separate actions, and AmeriServ is continuing to incur additional legal expense to contest those actions. In a press release dated July 18, 2023 (included as an exhibit to a Current Report on Form 8-K filed by AmeriServ on July 18, 2023), AmeriServ states:

2 AmeriServ has not disclosed the amount it spent during 2022 in its efforts to suppress and neutralize Driver’s dissenting voice.

3 Driver does not concede that the interlocks bylaw is valid or of any legal effect.

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Total non-interest expense in the second quarter of 2023 increased by $1.1 million, or 8.8%, when compared to the second quarter of 2022 and increased by $1.6 million, or 6.6%, during the first half of 2023 when compared to the first half of 2022. The rise in total non-interest expense for both time periods is primarily due to increased legal and professional fees related to the Company’s recent annual meeting proxy contest and defense against an activist investor. These costs amounted to $1.1 million in the second quarter of 2023 and $1.7 million for the six-month period. Given that the Company’s shareholders voted to elect the Board’s slate of director candidates, the Company expects costs related to the activist issue to decline significantly in the second half of 2023.

There is no basis for the statement “given that the Company’s shareholders voted to elect the Board’s slate of director candidates, the Company expects costs related to the activist issue to decline significantly in the second half of 2023”—the results of the 2023 Annual Meeting are immaterial to the outcome of any of the pending actions involving Driver and AmeriServ, a fact that is (or should be) known to the Board of Directors. Driver believes that the above statement—a false and misleading statement of material fact—was intentionally made at the direction of the Current Board in order to mislead AmeriServ’s shareholders, who might be justifiably concerned at the Current Board’s continued waste of corporate resources, into believing that there is an end in sight to the costs to AmeriServ of the Current and Former Directors disloyal attempts to insulate themselves from accountability to AmeriServ’s shareholders. In addition to continuing wantonly to waste corporate resources on litigation entirely unrelated to any cognizable interest of AmeriServ (as opposed to the personal interests of the Current and Former Directors), the Current Board has potentially exposed AmeriServ to liability for securities fraud for knowingly making false and misleading statements of material fact.

Factual Background Giving Rise to Claims Against the Culpable Parties

A Legacy of Underperformance

By almost any measure, AmeriServ has underperformed peers for years. One measure that is particularly relevant to investors in a publicly traded bank holding company is the valuation implied by the trading price of its common stock and, in particular, its stock price as a percentage of tangible book value per share. Since tangible book value per share (“TBVPS”)—the difference between the bank holding companies tangible assets and tangible liabilities divided by the number of shares—represents the theoretical value to be received for each share in the event of a liquidation, if a bank holding company’s stock trades at price to tangible book value (“P/TBV”) of less than 100% for an extended period of time, the public market, in effect, is putting negative value on the business as a going concern.

As illustrated by the below chart comparing P/TBV for the Common Stock with the Small Cap Banks Index, the Common Stock has consistently traded at a significant discount to TBVPS for an extended period of time:

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A Dissident Shareholder Calls for Change and Is Rebuffed

Beginning in November 2022, Driver attempted to express its concern regarding AmeriServ’s long-term underperformance to Allan Dennison, then the chairman of the Board of Directors. After a series of fruitless attempts at explaining to Mr. Dennison how AmeriServ’s executive compensation programs actually were creating an incentive for AmeriServ’s management to underperform peers and how the Board of Directors’ failure to hold AmeriServ’s management accountable for AmeriServ’s underperformance was ensuring that such underperformance would continue, Driver indicated its intention to nominate candidates for election to the Board of Directors at the 2023 Annual Meeting.

Faced with the prospect of being held accountable by shareholders for AmeriServ’s long-term underperformance, and considering the prospect of a proxy fight to be a “threat,” the Incumbent Board immediately engaged legal counsel to “fight” Driver. Rather than summoning what few arguments they might be able to muster to convince AmeriServ’s shareholders to vote in favor of the Incumbent Board’s nominees at the 2023 Annual Meeting—which would have acknowledged that electing directors is a right reserved exclusively to AmeriServ’s shareholders—the Incumbent Board, instead, immediately sought to play an illegitimate gatekeeper role in an attempt to establish itself as the arbiter of who was “suitable” to be a director.

Specifically, once Driver had notified the Incumbent Board of its intent to nominate Mr. Cooper, Julius “Izzy” Rudolph and Brandon Simmons for election at the 2023 Annual Meeting, the Incumbent Board demanded that Driver’s nominees allow themselves to be interviewed by the Incumbent Board and complete questionnaires prepared by the Incumbent Board, neither of which are required by AmeriServ’s bylaws. When Driver refused to comply with the Incumbent Board’s demands—for the obvious reason that the Incumbent Board was unlikely to recommend that AmeriServ’s shareholders vote for Driver’s nominees rather than those selected by the Incumbent Board and any information gleaned in an “interview” was far more likely to be used against Driver’s nominees in a contested director election—the Incumbent Board determined, as evidenced by the sworn testimony of Mr. Dennison, that Driver’s nominees were “not appropriate” for the Board of Directors due to their failure to participate in the Incumbent Board’s preferred, but unauthorized, method for selecting nominees.

The Alleged Deficiencies

On January 17, 2023, Driver delivered its notice of nomination to the Incumbent Board. Shortly thereafter, by letter dated January 31, 2023 (the “January 31 Letter”), the Incumbent Board notified Driver of purported deficiencies in Driver’s notice of nomination, the majority of which related to the requirement that the notice of nomination include all the information that would be required to be included in a proxy statement filed with the Securities and Exchange Commission (the “SEC”), which requirement is referred to as the “Proxy Information Requirement.” The January 31 Letter did not include any explanation as to how the Proxy Information Requirement was in the best interests of AmeriServ or why accepting Driver’s notice of nomination despite the purported deficiencies listed in the January 31 Letter would be contrary to the best interests of AmeriServ.

Following receipt of the January 31 Letter, Driver attempted in good faith to address the purported deficiencies listed in that letter. In addition, on February 8, Driver filed its preliminary proxy statement with respect to the 2023 Annual Meeting with the SEC. In response to comments from the staff of the SEC, Driver filed amendments to its preliminary proxy statement on March 17, 2023, March 21, 2023 and April 24, 2023. After being advised by the staff of the SEC that it had no further comments on the preliminary proxy statement, Driver filed its definitive proxy statement (“Driver’s Definitive Proxy Statement”) with the SEC on April 26, 2023, and, immediately thereafter, copies of Driver’s Definitive Proxy Statement were mailed or otherwise distributed to AmeriServ’s shareholders.

The March 14 Board of Directors Meeting

On March 14, 2023, the Incumbent Board formed a plan to prevent AmeriServ’s shareholders from having the opportunity to vote for Driver’s nominees at the 2023 Annual Meeting by declaring that Driver’s notice of nomination was invalid for failing to comply with the Proxy Information Requirement. On information and belief:

•	There was no assessment of how any purported failure by Driver to comply with the Proxy Information Requirement—particularly in light of the Incumbent Board’s actual knowledge that Driver’s Definitive Proxy Statement would not be mailed or otherwise distributed to AmeriServ’s shareholders until after the SEC had completed its review thereof—might harm or adversely impact AmeriServ or its shareholders;
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•	Despite the clear and very real possibility that Driver would commence litigation to enforce its right to nominate candidates for election to director, there was no assessment of how defending against any such litigation—taking into account the cost of lawyers’ fees and other expenses as well as the time and attention of AmeriServ’s management that would need to be diverted from the day to day management of AmeriServ—was in the best interests of AmeriServ, particularly in comparison to any injury or adverse effect that AmeriServ might suffer in the event the Incumbent Board accepted Driver’s notice of nomination despite the purported deficiencies; and
•	There was no discussion of what interests of AmeriServ were being served by determining that Driver’s notice of nomination was invalid or weighing of those interests against the obvious and completely foreseeable ramifications (i.e., protracted litigation) of taking such action.

The Incumbent Board Rejects Driver’s Notice of Nomination and Litigation Ensues

By letter dated March 15, 2023, the Incumbent Board notified Driver that it was rejecting Driver’s notice of nomination. On March 17, 2023, the Incumbent Board caused AmeriServ to file a complaint against Driver in the Court of Common Pleas for Cambria County seeking, among other things, a declaratory judgment that Driver’s notice of nomination was invalid, which action (referred to as the “AmeriServ Litigation”) was subsequently removed to the United States District Court for the Western District of Pennsylvania (the “Western District Court”). On March 29, 2023, Driver filed a complaint against the Incumbent Board in the Western District Court seeking, among other things, a declaration that Driver’s notice of nomination was validly made (referred to as the “Driver Litigation”).

Following commencement of the AmeriServ Litigation and the Driver Litigation, the Incumbent Board scheduled the 2023 Annual Meeting for May 26, 2023, with full knowledge that neither the AmeriServ Litigation nor the Driver Litigation would be resolved by that time. During May 2023, a two-day-long hearing was held in the Western District Court with respect to Driver’s motion to enjoin the 2023 Annual Meeting until the Driver Litigation could be resolved. The 2023 Annual Meeting was held on May 26, 2023 and both the AmeriServ Litigation and the Driver Litigation remain pending—the fact that the 2023 Annual Meeting has occurred had no dispositive effect on either the AmeriServ Litigation or the Driver Litigation, and any contention that, as a result of the 2023 Annual Meeting having occurred, the costs to AmeriServ of either the AmeriServ Litigation or the Driver Litigation (as well as other litigation previously initiated by Driver to enforce its rights as a shareholder to inspect certain of AmeriServ’s books and records) might subside is not only without any basis in fact but contrary to the actual knowledge of the Current Board.

The Interlocks Bylaw

The Current and Former Directors contend that AmeriServ’s bylaws contain the interlocks bylaw, despite the fact that such bylaw was never validly adopted by AmeriServ’s shareholders. While the interlocks bylaw purports to prohibit any person from serving on the Board of Directors if that person is serving, or has during the preceding five-year period has served, as a director of any other depository institution, unless that person is “approved” by a majority of the Board of Directors. According to the Incumbent Board, the interlocks bylaw is not related to or grounded in any applicable banking law or regulation and exists merely to deter potential conflicts of interest. The Current and Former Directors have claimed, including in soliciting material filed with the SEC, that the interlocks bylaw prohibits Mr. Cooper from serving on the Board of Directors due to the fact that he is currently a member of the board of directors of The First of Long Island Corporation, a publicly traded bank holding company.

The interlocks bylaw does not contain any standards or criteria for “approving” persons who are serving, or in the past five years have served, on the board of a depositary institution—the determination to “approve” such a person appears to be entirely discretionary. The Incumbent Board has admitted that its concerns regarding potential conflicts of interests that might arise if a person who is serving, or in the past five years has served, on the board of a depositary institution are entirely speculative and that it is unaware of any actual conflicts of interest that might arise if Mr. Cooper were to be elected to the Board of Directors. A key aspect of both the AmeriServ Litigation and the Driver Litigation is whether the interlocks bylaw is valid or of any legal effect, despite the fact that the Current and Former Directors have failed to demonstrate how prohibiting Mr. Cooper from serving on the Board of Directors is in the best interests of the corporation.

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Claims Against the Culpable Parties

In furtherance of their own interests—specifically to safeguard their own board seats and ensure that AmeriServ’s shareholders will only be able to vote for candidates for election to directors selected by them—the Culpable Parties have injured AmeriServ by causing it to expend (and continue to expend) significant sums of money on litigation that advances no cognizable interest of AmeriServ. Furthering the injury to AmeriServ, the Culpable Parties faithless and negligent actions have caused AmeriServ to record a loss for the second quarter of 2023, a loss that the Culpable Parties acknowledge is “primarily attributable” to its actions to prevent shareholders from voting for Driver’s candidates for election to director at the 2023 Annual Meeting. The Culpable Parties have not—and cannot—articulate any valid interest of AmeriServ in denying AmeriServ’s shareholders the opportunity to vote for Driver’s candidate for election to director at the 2023 Annual Meeting. More specifically, the Culpable Parties have not—and cannot—offer any valid rationale as to (i) how the corporation would be injured or adversely affected if Driver’s nomination, despite any purported deficiencies, had been accepted, (ii) how any purported deficiencies harmed the corporation or its shareholders or deprived AmeriServ’s shareholders of access to any material information (particularly in light of the fact that Driver’s Definitive Proxy Statement was subject to thorough review by the SEC), or (iii) how any potential benefits to denying shareholders the opportunity to vote for Driver’s candidates for election to director might outweigh the significant costs that the corporation has and will continue to incur as a result of the Culpable Parties blind determination to avoid being held accountable for decades of underperformance.

By causing AmeriServ to expend significant sums—leading to an operating loss—on litigation that is unrelated to any cognizable interest of the corporation, the Culpable Parties have violated their fiduciary duties. In addition, by making false statements of material fact relating to the interlocks bylaw, as well as claims that the occurrence of the 2023 Annual Meeting will limit further legal and other expenses, the Culpable Parties have exposed AmeriServ to potential liability under federal securities laws, also in violation of their fiduciary duty. As a result of the Culpable Parties violations of fiduciary duty outlined in this letter, AmeriServ has sustained and will continue to sustain significant damages.

Accordingly, pursuant to Pennsylvania law, Driver hereby demands that the Board of Directors: (i) appoint a special litigation committee (a “SLC”) to undertake an independent investigation into the Culpable Parties’ breaches of fiduciary duties and any other violations of Pennsylvania and/or federal law; and (ii) commence a civil action against all of the Culpable Parties to recover for the benefit of AmeriServ the damages sustained by the Company as a result of the misconduct described herein.

Pursuant to Pennsylvania law, if within a reasonable time after receipt of this letter, the Board of Directors has not appointed an SLC and commenced an action as demanded herein, Driver will be entitled to commence a shareholder’s derivative action on behalf of the Company seeking appropriate relief.

Driver Opportunity Partners I LP

By:	Driver Management Company LLC, its general partner

/s/ J. Abbott R. Cooper, Managing Member

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